                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   SCHEDULE TO

          TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
                      THE SECURITIES EXCHANGE ACT OF 1934.

                               TECHNISOURCE, INC.
                       (Name of Subject Company (Issuer))

                              IM ACQUISITION, INC.
                                 IM MERGER CORP.
                        (Name of Filing Person (Offeror))

                     Common Stock, Par Value $0.01 Per Share
                         (Title of Class of Securities)

                                    878553106
                      (CUSIP Number of Class of Securities)

                              James L. Hudson, Esq.
                              IM Acquisition, Inc.
                         2300 Cottondale Lane, Suite 250
                        Little Rock, Arkansas 72202-2054
                                 (501) 664-1100
          (Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

                                    Copy to:
                           Christopher J. Austin, Esq.
                                  Ropes & Gray
                             One International Place
                           Boston, Massachusetts 02110
                                 (617) 951-7000

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

         [X] third-party tender offer subject to Rule 14d-1.

         [_]      issuer tender offer subject to Rule 13e-4.

         [_]      going-private transaction subject to Rule 13e-3.

         [_]      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing fee is a final amendment reporting the results of the tender offer: [_]